NO ACT

PE
1-7-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION [redacted]
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09001020

January 7, 2009

Act: 1934
Section: 14a-8
Rule:
Public
Availability: 1-7-09

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Johnson & Johnson

Dear Ms. Ising:

This is in regard to your letter dated January 5, 2009 concerning the shareholder proposal submitted by William Steiner for inclusion in Johnson & Johnson's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Johnson & Johnson therefore withdraws its December 19, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

eising@gibsondunn.com

January 5, 2009

Direct Dial
(202) 955-8287
Fax No.
(202) 530-9631

Client No.
C 45016-01913

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal of John Chevedden (Steiner); Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

In a letter dated December 19, 2008, we requested that the staff of the Division of Corporation Finance (the "Staff") concur that our client, Johnson & Johnson (the "Company"), could properly exclude from its proxy materials for its 2009 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent") under the name of the nominal proponent William Steiner.

Enclosed is a letter from the Proponent to the Company transmitted on December 29, 2008, stating that the Proponent voluntarily withdraws the Proposal. *See* Exhibit A. In reliance on this letter, we hereby withdraw the December 19, 2008 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Exchange Act of 1934. Please do not hesitate to call me at (202) 955-8287 with any questions in this regard.

Sincerely,

Elizabeth A. Ising

Enclosure

cc: Steven M. Rosenberg, Corporate Secretary, Johnson & Johnson
John Chevedden
William Steiner

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 29, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Johnson & Johnson (JNJ)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal by William Steiner
Special Shareowner Meetings

Ladies and Gentlemen:

The above proposal is now withdrawn. The company did not request that this proposal be withdrawn prior to submitting its no action request.

Sincerely,

John Chevedden

cc:
William Steiner

Steven Rosenberg <SRosenb@its.jnj.com>

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
eising@gibsondunn.com

December 19, 2008

Direct Dial
(202) 955-8287

Fax No.
(202) 530-9631

Client No.
C 45016-01913

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of John Chevedden (Steiner)*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Johnson & Johnson (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") under the name of the nominal proponent William Steiner (the "Nominal Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent and the Nominal Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings to consider any topic that the board or management could call for such a special meeting (to the fullest extent permitted by state law). This includes that there are no exclusion or exception conditions, to the fullest extent permitted by state law, applying only to shareowners.

A copy of the Proposal is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Nominal Proponent has not provided the requisite proof of continuous stock ownership in response to the Company's proper request for that information;
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law;
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal;
- Rule 14a-8(i)(10) because the Proposal has been substantially implemented; and
- Rule 14a-8(b) because Mr. Steiner is the nominal proponent for John Chevedden, whom the Company believes is not a shareholder of the Company.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Nominal Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Nominal Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder submits] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, SLB 14. Furthermore, Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B") indicates that a company can "meet its obligation to provide appropriate notice of defects in a shareholder proponent's proof of ownership where the company refers the shareholder proponent to rule 14a-8(b)" and either addresses "the specific requirements of that rule in the notice" or attaches "a copy of rule 14a-8(b) to the notice." *See* Section C.2., SLB 14B.

On behalf of the Nominal Proponent, the Proponent submitted the Proposal to the Company on October 16, 2008 via e-mail. The Company received the Proposal on October 16, 2008. Evidence demonstrating satisfaction of Rule 14a-8(b) was not submitted with the Proposal. *See* Exhibit A. The cover letter accompanying the Proposal instructed the Company to direct future communications regarding the Proposal to the Proponent.

The Company reviewed its stock records and determined that there was no shareholder of record with the Nominal Proponent's name at the address provided in the Proposal's cover letter who continuously held any shares of Company stock for the year prior to the date the Company received the Proposal. Accordingly, the Company sought verification that the Nominal Proponent was eligible to submit the Proposal, by sending via e-mail a letter on October 22, 2008 (which was within 14 calendar days of the Company's receipt of the Proposal) notifying the Proponent of the requirements of Rule 14a-8; specifically, that a shareholder must satisfy the ownership requirements under Rule 14a-8(b)(1) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. In addition, the Company attached to the Deficiency Notice a copy of Rule 14a-8, thus meeting the above stated guidelines of SLB 14B. The Deficiency Notice stated, "please furnish to us, within 14 days of your receipt of this letter, proof that Mr. Steiner has continuously held at least $2,000 in market value, or 1%, of Johnson & Johnson securities entitled to be voted on the proposal at the 2009 Annual Meeting for at least one year by the date you submitted the proposal, as required by paragraph (b)(1) of the Rule." The Proponent confirmed receipt of the Deficiency Notice via e-mail on October 22, 2008. *See*

Exhibit C. As of the date of this letter, neither the Proponent nor the Nominal Proponent has replied to the Deficiency Notice other than to confirm receipt of the Deficiency Notice. Thus, the Nominal Proponent failed to cure the deficiency within 14 calendar days of receiving the Deficiency Notice, the period prescribed by Rule 14a-8(f).

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the shareholder fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the shareholder of the problem and the shareholder fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Nominal Proponent in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b);
- that the Nominal Proponent's response had to be furnished within 14 days from the date the Nominal Proponent received the Deficiency Notice; and
- that a copy of the shareholder proposal rules set forth in Rule 14a-8 was enclosed, which Rule specifies the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b).

The Staff consistently has granted no-action relief where a shareholder failed to respond to a company's request for documentary support indicating that the shareholder has satisfied Rule 14a-8(b)'s ownership requirements despite notice of Rule 14a-8's requirements. *See, e.g., General Motors Corp.* (avail. Feb. 19, 2008); *Torotel Inc.* (avail. Aug. 29, 2007); *Dell Inc.* (avail. Apr. 2, 2007); *Citizens Communications Co.* (avail. Mar. 8, 2007); *International Paper Co.* (avail. Feb. 28, 2007) (involving the Proponent and the Nominal Proponent); *International Business Machines Corp.* (avail. Dec. 5, 2006); *General Motors Corp.* (avail. Apr. 3, 2006); *see also Washington Mutual, Inc.* (Dec. 31, 2007) (concurring in the exclusion of a proposal due to the shareholder's failure to respond to the company's request that the shareholder provide a statement of intent to hold stock through the date of the shareholders' meeting). Similarly here, the Nominal Proponent did not respond to the Company's timely request (which included a copy of Rule 14a-8) for documentary support proving that the Nominal Proponent had satisfied Rule 14a-8(b)'s continuous ownership requirements. Accordingly, we believe that the Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite so as to Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B; *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). In this regard, the Staff has permitted the exclusion of a variety of shareholder proposals, including proposals requesting amendments to a company's certificate of incorporation or by-laws. *See Alaska Air Group, Inc.* (avail. Apr. 11, 2007) (concurring with the exclusion of a shareholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as "vague and indefinite"); *Peoples Energy Corp.* (avail. Dec. 10, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the certificate and by-laws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect"). In fact, the Staff has concurred that numerous shareholder proposals submitted by the Proponent requesting companies to amend provisions regarding the ability of shareholders to call special meetings were vague and indefinite and thus could be excluded under Rule 14a-8(i)(3). *See Raytheon Co.* (avail. Mar. 28, 2008) (concurring with the exclusion of the Proponent's proposal that the board of directors amend the company's "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting"); *Office Depot Inc.* (avail. Feb. 25, 2008); *Mattel Inc.* (avail. Feb. 22, 2008); *Schering-Plough Corp.* (avail Feb. 22, 2008); *CVS Caremark Corp.* (avail. Feb. 21, 2008); *Dow Chemical Co.* (avail. Jan. 31, 2008); *Intel Corp.* (avail. Jan. 31, 2008); *JPMorgan Chase & Co.* (avail. Jan. 31, 2008); *Safeway Inc.* (avail. Jan. 31, 2008); *Time Warner Inc.* (avail. Jan. 31, 2008); *Bristol Myers Squibb Co.* (avail. Jan. 30, 2008); *Pfizer Inc.* (avail. Jan. 29, 2008); *Exxon Mobil Corp.* (avail. Jan. 28, 2008).

Moreover, the Staff has on numerous occasions concurred that a shareholder proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a shareholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

In the instant case, neither the Company nor its shareholders can determine the measures requested by the Proposal, because the Proposal itself is internally inconsistent. The operative language in the Proposal consists of two sentences. The first sentence requests that the Company's Board of Directors take the steps necessary "to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." The second sentence requires further that "[t]his includes that there are no exclusion or exception conditions, to the fullest extent permitted by state law, applying only to shareowners." However, the amendment requested in the first sentence of the Proposal on its face includes an "exclusion condition," in that it explicitly excludes holders of less than 10% of the Company's outstanding common stock from having the ability to call a special meeting of shareholders.[1] Thus, the amendment requested in the first sentence of the Proposal is inconsistent with the requirements of the amendment requested in the second sentence of the Proposal, and accordingly, neither the Company nor its shareholders know what is required.[2]

The Staff previously has recognized that when such internal inconsistencies exist within the resolution clause of a proposal, the proposal is rendered vague and indefinite and may be excluded under Rule 14a-8(i)(3). For example, in *Verizon Communications Inc.* (avail. Feb. 21, 2008), the resolution clause of the proposal included a specific requirement, in the form of a maximum limit on the size of compensation awards, and a general requirement, in the form of a method for calculating the size of such compensation awards. However, when the two requirements proved to be inconsistent with each other because the method of calculation resulted in awards exceeding the maximum limit, the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also Boeing Co.* (avail. Feb. 18, 1998) (concurring with the exclusion of a proposal as vague and ambiguous because the specific limitations in the

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[1] The clause in the second sentence that, effectively, would allow any exception or exclusion condition required by any state law to which the Company is subject does not address or remedy the conflict between the two sentences, because the 10% stock ownership condition called for in the first sentence is not required by New Jersey state law, under which the Company is incorporated.

[2] Evidence of this confusion can be seen in the alternative ways that requirements of the Proposal have been interpreted by other companies receiving the same Proposal. *See, e.g., Burlington Northern Santa Fe Corp.* (incoming no-action request filed Dec. 5, 2008) (interpreting the limitation on "exception or exclusion conditions" to apply to the subject matter of special meetings).

proposal on the number and identity of directors serving multiple-year terms were inconsistent with the process it provided for shareholders to elect directors to multiple-year terms). Similarly, the resolution clause of the Proposal includes the specific requirement that only shareholders holding 10% of the Company's shares have the ability to call a special meeting, which conflicts with the Proposal's general requirement that there be "no exclusion or exception conditions." In fact, the Proposal creates more confusion for shareholders than the *Verizon* compensation proposal because the inconsistency is patent and does not require any hypothetical calculations.

Consistent with the Staff precedent, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"). Here, the operative language of the Proposal is self-contradictory, and therefore, neither the Company's shareholders nor its Board of Directors would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

III. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company to Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of New Jersey. For the reasons set forth in the legal opinion regarding New Jersey law attached hereto as Exhibit D (the "New Jersey Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate the New Jersey Business Corporation Act (the "NJBCA").

The Proposal requests that there be "no exclusion or exception conditions" applied "only to shareholders." Although it is not immediately clear to whom else such exclusion or exception conditions would apply, because the first sentence refers to the ability of "the board or management" to call a special meeting, it is reasonable to conclude that the Proposal requests that such exclusion or exception conditions also be applied to "the board or management." However, as discussed in the New Jersey Law Opinion, "any limitation in a New Jersey corporation's certificate of incorporation or by-laws on a duly constituted board's ability to call a special meeting . . . is inconsistent with the unlimited power granted by Section 14A.5-3 of the [NJ]BCA to call such a meeting and is thus, inconsistent with New Jersey law." Section 14A:5-3 of the NJBCA provides that "[s]pecial meetings of the shareholders may be called by . . . the board," without qualification or any means to limit or restrict such power. Yet, the Proposal requests both that the ability of shareholders to call special meetings be conditioned upon holding 10% of the Company's shares and that such condition be applied to the board or management, so that it would not apply "only to shareowners." Thus, as supported by the New Jersey Law Opinion, implementation of the Proposal would cause the Company to violate state law[3] because the Proposal requests the imposition of exception or exclusion conditions on the unrestricted power of the Company's Board to call a special meeting.

The Staff previously has concurred with the exclusion, under Rule 14a-8(i)(2) or its predecessor, of shareholder proposals that requested the adoption of a by-law or certificate amendment that if implemented would violate state law. *See, e.g., PG&E Corp.* (avail. Feb. 14, 2006) (concurring with the exclusion of a proposal requesting the amendment of the company's governance documents to institute majority voting in director elections where Section 708(c) of the California Corporations Code required that plurality voting be used in the election of directors); *Hewlett-Packard Co.* (avail. Jan. 6, 2005) (concurring with the exclusion of a proposal recommending that the company amend its by-laws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" in violation of the "one share, one vote" standard set forth in Delaware General Corporation Law Section 212(a)); *GenCorp Inc.* (avail. Dec. 20, 2004) (concurring with the exclusion of a proposal requesting an amendment to the company's governing instruments to provide that every shareholder resolution approved by a majority of the votes cast be implemented by the company since the proposal would conflict with Section 1701.59(A) of the Ohio Revised Code regarding the fiduciary duties of directors). *See also Boeing Co.* (avail. Mar. 4, 1999) (concurring with the exclusion of a proposal requesting that every corporate action requiring shareholder approval be approved by a simple majority vote of shares since the proposal would conflict with provisions of the Delaware General Corporation Law that require a

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[3] The reference in the Proposal to "the fullest extent permitted by state law" does not affect this conclusion. On its face, such language addresses the extent to which the amendment requested in the first sentence will have any exclusion or exception conditions (*i.e.*, there will be no exclusion or exception conditions not required by state law) and highlights the conflict between the first and second sentences of the Proposal discussed in Section II above. The language does not limit the exclusion or exception conditions that would "apply only to shareowners." Were it to do so, the entire second sentence of the proposal would be rendered a nullity because, as supported by the New Jersey Law Opinion, there is no extent to which the exclusion or exception condition included in the Proposal can be applied to the board under state law. This ambiguity is yet another example of why, as set forth in Section II above, the Proposal should be excluded under Rule 14a-8(i)(3) as vague and indefinite because the Company's shareholders would be unable "to determine with any reasonable certainty what actions would be taken under the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

vote of at least a majority of the outstanding shares on certain issues); *Tribune Co.* (avail. Feb. 22, 1991) (concurring with the exclusion of a proposal requesting that the company's proxy materials be mailed at least 50 business days prior to the annual meeting since the proposal would conflict with Sections 213 and 222 of the Delaware General Corporation Law, which set forth certain requirements regarding the notice of, and the record date for, shareholder meetings).

The Proposal requests that any "exclusion or exception conditions" applied to the ability of shareholders to call a special meeting also be applied to the board or management so that it not apply "only to shareowners." However, the NJBCA provides the Company's Board unqualified power to call a special meeting, which cannot be limited by the certificate of incorporation or by-laws of the Company. Therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(2) because, as supported by the New Jersey Law Opinion, implementation of the Proposal would cause the Company to violate applicable state law.

IV. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Company lacks the power and authority to implement the Proposal and the Proposal can be excluded under Rule 14a-8(i)(6) both because: (a) the Proposal "is so vague and indefinite that [the Company] would be unable to determine what action should be taken," *see International Business Machines Corp.* (avail. Jan. 14, 1992) (applying predecessor Rule 14a-8(c)(6)); and (b) the Proposal seeks action contrary to state law, *see, e.g., Schering-Plough Corp.* (avail. Mar. 27, 2008); *Bank of America Corp.* (avail. Feb. 26, 2008); *Boeing Co.* (avail. Feb. 19, 2008); *PG&E Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion of a proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6)).

As discussed in Section II above, the Proposal is vague and indefinite because it is internally inconsistent and requests that the Company's Board take the impossible actions of both (a) adopting a by-law containing an exclusion condition and (b) not including any exclusion conditions in such by-law. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite, it is also excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

As discussed in Section III above, the Proposal's implementation would violate the NJBCA. Specifically, the NJBCA provides the Company's Board unqualified power to call a special meeting, which cannot be limited by the certificate of incorporation or by-laws of the Company. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2) as violating state law, it is also excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

V. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Proposal Has Already Been Substantially Implemented by the Company.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "fully effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the essential objective of the proposal has been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

In 2007, the Proponent submitted a similar proposal (the "2007 Proposal") requesting that the Board amend the Company's by-laws and any other appropriate governing documents "to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting." The 2007 Proposal stated that it "favors 10% of our outstanding common stock to call a special shareholder meeting." Consistent with the 2007 Proposal, in January 2008, the Board adopted an amendment to the Company's by-laws to give shareholders representing 25% of the outstanding common stock of the Company the ability to call a special meeting (as amended, the "By-Laws," attached hereto as Exhibit E). Furthermore, as supported by the New Jersey Law Opinion, Section 14A:5-3 of the NJBCA, under which the Company is organized, grants holders of 10% or more of the Company's common stock the right to call a special meeting of shareholders (the "Statutory Right"). Despite the minor differences between the 2007 Proposal and the By-Laws and/or the Statutory Right, the Staff concurred with the exclusion of the 2007 Proposal under Rule 14a-8(i)(10). *See Johnson & Johnson* (avail.

Feb. 19, 2008). Nevertheless, the Proponent this year submitted the current Proposal, which addresses the same essential objective as his now-implemented 2007 Proposal. This is exactly the scenario contemplated by the Commission when it adopted the predecessor to Rule 14a-8(i)(10) "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." 1976 Release. When the Company has acted responsively and favorably to an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) does not require the Company and its shareholders to reconsider the issue. *See, e.g., Allegheny Energy, Inc.* (avail. Feb. 20, 2008); *Honeywell International, Inc.* (avail. Jan. 24, 2008) (concurring with the exclusion of the Proponent's rephrased proposal as substantially implemented under Rule 14a-8(i)(10) for the *fourth year*, when the company had implemented the Proponent's prior proposal regarding the same matter). Accordingly, the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

The By-Laws substantially implement the Proposal for purposes of Rule 14a-8(i)(10) because they implement the Proposal's essential objective of giving significant shareholders the ability to call special meetings. Such objective is evidenced by the arguments advanced in support of the Proposal, which exclusively focus on the benefits of giving shareholders such ability. Specifically, the supporting statement argues that (i) "[s]pecial meetings allow shareowners to vote on important matters . . . that can arise between annual meetings," (ii) "[i]f shareowners cannot call special meetings, management may become insulated and investor returns may suffer," and (iii) various organizations and shareholders of other companies favor the ability of shareholders to call special meetings. The By-Laws address these concerns and accomplish the Proposal's essential objective by giving shareholders the ability to call a special meeting. For this reason, despite the wide variety of phrasing chosen for the Proponent's proposals requesting the ability of shareholders to call special meetings, the Staff has concurred with the exclusion of such proposals as substantially implemented by provisions similar to the By-Laws. *See Johnson & Johnson* (avail Feb. 19, 2008) (concurring with the exclusion under Rule 14a-8(i)(10) of a substantially similar proposal and supporting statement); *see also, e.g., Borders Group, Inc.* (avail. Mar. 11, 2008) ("no restriction on the shareholder right to call a special meeting"); *Chevron Corp.* (avail. Feb. 19, 2008) ("to give holders of 10% to 25% of our outstanding common stock the power to call a special shareholder meeting . . . . This proposal favors 10% from the above range."); *Hewlett Packard Co.* (avail. Dec. 11, 2007) ("to give holders of 25% or less of our outstanding common stock . . . the power to call a special shareholder meeting").

The Proponent's modification of the numerical percentage of shares necessary for shareholders to call a special meeting is the only difference between the Proposal and the By-Laws and does not preclude the By-Laws from substantially implementing the Proposal under Rule 14a-8(i)(10). The Proponent previously has tried, and failed, to use the tactic of changing a number requested in a proposal to avoid the application of Rule 14a-8(i)(10). In *General Motors* (avail. Mar. 3, 2004), the Proponent submitted a proposal requesting a shareholder vote on the adoption of a poison pill "at the earliest next shareholder election." The Staff concurred with the exclusion of the proposal as substantially implemented by a company policy, adopted in response to prior shareholder proposals, that provided for a shareholder vote "within 12 months of the date of adoption." Similar to this case, despite the implementation of his proposal, the Proponent submitted the same proposal the next year, revising it specifically to require a shareholder vote "within 4-months." Unlike this case, the supporting statement focused on the timing of the vote and argued that 12 months was too long a delay. However, the Staff again concurred with the exclusion of the revised proposal as substantially implemented under Rule 14a-8(i)(10). *See General Motors Corp.* (avail. Mar. 14, 2005); *see also Boeing Co.* (avail. Mar. 9, 2005); *Home Depot, Inc.* (avail. Mar. 7, 2005). Similarly, the Proponent's tactic of modifying the numerical percentage has not changed the essential objective of the Proposal. To conclude otherwise would render Rule 14a-8(i)(10) a nullity because it would allow the Proponent to resubmit the Proposal indefinitely with a different percentage each year.

The Proposal does not contain any other requests that the By-Laws do not substantially implement. The By-Laws do not contain any "exclusion or exception conditions, to the fullest extent permitted by state law" that apply to shareholders, management or the Board, with exception of the minimum share holding condition, which is also requested by the first sentence of the Proposal. There are provisions that consist of procedural and disclosure requirements necessary to implement the essential objective of the Proposal, but they are not "exclusion or exception conditions" to the ability to call a special meeting. In this regard, the Staff previously has recognized that similar provisions do not constitute restrictions on the ability to call a special meeting. In *Allegheny Energy, Inc.* (avail. Feb. 19, 2008), the proposal requested that Allegheny amend its by-laws and other governing documents "in order that there is no restriction on the shareholder right to call a special meeting." Like the Company, Allegheny's existing by-laws provided the ability to call a special meeting to holders of 25% of the shares entitled to vote at the special meeting and included procedural and disclosure requirements. Moreover, unlike the Company, Allegheny's existing by-laws conditioned the calling of such a special meeting on the payment of mailing costs by the requesting shareholders and the business of the special meeting not having been considered in the last twelve months. Despite all these provisions, the Staff concurred with exclusion of the proposal under Rule 14a-8(i)(10), as the existing by-laws substantially implemented the request that there be "no restriction" on the shareholder ability to call a special meeting. *See also Borders Group Inc.* (avail. Mar. 11, 2008) (concurring with the exclusion of an identical proposal as substantially implemented by existing by-laws containing procedural and disclosure requirements). In the instant case, the Proposal is much less expansive because it only limits "exclusion or exception conditions," and the By-Laws do not contain such conditions.

In addition to the ability to call a special meeting provided in the By-Laws, holders of 10% or more of the Company's common stock have the Statutory Right to call a special meeting under the NJBCA. Commission statements with respect to Rule 14a-8(i)(10) confirm that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. *See* Exchange Act Release

No. 12999 (Nov. 22, 1976) (noting that the Commission specifically determined not to require that a proposal be implemented "by action of management," observing that "mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events"). Staff precedent also supports that a shareholder proposal may be implemented by actions beyond those of management. *See Intel Corp.* (avail. Feb. 14, 2005) (concurring with the exclusion of a proposal asking that it "establish a policy" of expensing all future stock options because the proposal had been substantially implemented through the Financial Accounting Standards Board's adoption of Statement No. 123(R), requiring the expensing of stock options). As supported by the New Jersey Law Opinion, Section 14A:5-3 of the NJBCA grants holders of 10% or more of the Company's common stock the Statutory Right to call a special meeting. Although Section 14A:5-3 requires application to a court, as noted in the New Jersey Law Opinion, the intent of this requirement is "not to prevent or materially impair" the right of shareholders to call a special meeting. Rather, the purpose of the requirement is to "provide a desirable protection to the corporation against multiple calls for special meetings by minority shareholders." Importantly, the New Jersey Law Opinion also makes clear that New Jersey courts have not imposed any additional requirements on shareholders' ability to exercise their state law right to call a special meeting under Section 14A:5-3. Instead, "simple compliance with the requirements listed in the statute [is] sufficient." Accordingly, the Statutory Right provides an additional means by which holders of 10% of the Company's common stock have the ability to call a special meeting under current New Jersey law.

For the reasons set forth above, we believe that the Proposal has been substantially implemented by By-Laws, the Statutory Right, and the combined effect thereof and may be excluded from the Company's 2009 Proxy Materials under Rule 14a-8(i)(10).

VI. The Proposal May Be Excluded under Rule 14a-8(b) Because Mr. Chevedden, and not the Nominal Proponent, Submitted the Proposal.

The Proposal may be excluded from the 2009 Proxy Materials because the facts and circumstances demonstrate that Mr. Chevedden is, in fact, the proponent of the Proposal and the Nominal Proponent is his alter ego. Thus, the Proposal may be excluded pursuant to Rule 14a-8(b), which states, "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting." Mr. Chevedden has never demonstrated that he personally owns any of the Company's shares and thus is seeking to interject his proposals into the Company's 2009 Proxy Materials without personally having any stake or investment in the Company, contrary to the objectives and intent of the ownership requirements of Rule 14a-8.

The history of Rule 14a-8 indicates that the Commission was well aware of the potential for abuse of the Rule, and the Commission indicated on several occasions that it would not tolerate such conduct. Consistent with the history of the Rule, the Staff has on many occasions concurred that proposals could be excluded when facts and circumstances indicate that a single proponent was acting through nominal proponents. Mr. Chevedden is well known in the shareholder proposal community. Although he apparently personally owns stock in a few corporations, through a group of nominal proponents he submitted more than 125 shareholder proposals to more than 85 corporations in 2008 alone.[4] In thus circumventing the ownership requirement in Rule 14a-8(b), Mr. Chevedden has a singular distinction; we are unaware of any other proponent who operates in such a manner, or on so widespread a basis, in disregarding the Commission's shareholder proposal rules. Thus, as discussed below, in light of the facts and circumstances surrounding the Proposal and Mr. Chevedden's methods, and to address Mr. Chevedden's persistent and continuing abuse of Rule 14a-8, we request that the Staff concur in our view that the Company may exclude the Proposal submitted by Mr. Chevedden on behalf of the Nominal Proponent pursuant to Rule 14a-8(b).

A. Abuse of the Commission's Shareholder Proposal Rules

The Commission amended Rule 14a-8 in 1983 to require that proponents using the Rule have a minimum investment in and satisfy a minimum holding period with respect to the company's shares in order to avoid abuse of the shareholder proposal rule and ensure that proponents have a stake "in the common interests of the issuer's security holders generally." Exchange Act Release No. 4385 (November 5, 1948). The Commission explicitly acknowledged the potential for abuse in the shareholder proposal process:

> A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or holding period as a condition to eligibility under Rule 14a-8. Many of these commentators expressed the view that abuse of a security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured stake or investment in the corporation. The Commission believes that there is merit to

[4] Based on data provided by RiskMetrics Group as of December 6, 2008. Moreover, Mr. Chevedden and certain shareholders under whose names he frequently submits proposals (the Proponent, the Rossi Family, the Steiner family and the Gilbert family) accounted for at least 533 out of the 3,476 shareholder proposals submitted between 1997 and 2006. *See* Michael Viehs and Robin Braun, *Shareholder Activism in the United States—Developments over 1997-2006—What are the Determinants of Voting Outcomes*, August 15, 2008.

> those views and is adopting the eligibility requirement as proposed. Exchange Act Release No. 20091 (August 16, 1983).

The Commission's concerns about abuse of Rule 14a-8 also are evident in its statements regarding Rule 14a-8(c), which provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." When the Commission first adopted a limit on the number of proposals that a shareholder would be permitted to submit under Rule 14a-8 more than 30 years ago, it stated that it was acting in response to the concern that some "proponents . . . [exceed] the bounds of reasonableness . . . by submitting excessive numbers of proposals." Exchange Act Release No. 12999 (November 22, 1976). It further stated that "[s]uch practices are inappropriate under Rule 14a-8 not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents . . . ." *Id.* Thus, the Commission adopted a two proposal limitation (subsequently amended to be a one proposal limitation) but warned of the "possibility that some proponents may attempt to evade the [Rule's] limitations through various maneuvers . . . ." *Id.* The Commission went on to warn that "such tactics" could result in the granting of no-action requests permitting exclusion of the multiple proposals.

These requirements also recognize and are intended to reduce the costs to companies and to the Staff of Rule 14a-8 proposals. Subsequently, in adopting the one proposal limitation, it stated, "The Commission believes that this change is one way to reduce issuer costs and to improve the readability of proxy statements without substantially limiting the ability of proponents to bring important issues to the shareholder body at large." Exchange Act Release No. 20091 (August 16, 1983). While the Company does not seek to exclude the Proposal under Rule 14a-8(c), we believe that these concerns about abuse of the shareholder proposal rule are present here as well.

In previous years, the Proponent has submitted proposals to the Company that were purportedly submitted in the name of Edward Olson (for the 2005 Annual Meeting of Shareholders) and Mark Filiberto (for the 2008 Annual Meeting of Shareholders) (the "Additional Nominal Proponents" and, collectively with the Nominal Proponent, the "Nominal Proponents") and in the name of the Nominal Proponent (for the 2006 and 2007 Annual Meetings of Shareholders) (collectively, the "Prior Proposals"). The Proponent also submitted a proposal to the Company in the name of the Nominal Proponent for the 2008 Annual Meeting of Shareholders that was subsequently withdrawn. The Company has not received any correspondence relating to the Proposal or the Prior Proposals directly from the Nominal Proponents.

The potential for abuse that the Commission was concerned about, as reflected in the Commission releases quoted above, has in fact been realized by Mr. Chevedden's pattern over recent years of annually submitting shareholder proposals to the Company, ostensibly as the representative for the Nominal Proponents. However, as discussed below, Mr. Chevedden is the architect and author of the Proposal and has no "stake or investment" in the Company. Moreover, the facts and circumstances regarding the Proposal indicates that he, and not the Nominal Proponent, is the Proponent of the Proposal.

B. Staff and Other Legal Precedent Support that the Proposal is the Proponent's, Not the Nominal Proponent's

The Staff previously has concurred that shareholder proposals were submitted by Mr. Chevedden instead of nominal proponents where the facts and circumstances suggested that Mr. Chevedden controlled the shareholder proposal process and that the nominal proponents only acted as alter egos. For example, in *TRW Inc.* (avail. Jan. 24, 2001), the Staff concurred in the exclusion under Rule 14a-8(b) of a shareholder proposal submitted by a nominal proponent on behalf of Mr. Chevedden, where Mr. Chevedden did not personally own any of the company's stock. There, according to the Staff, the facts demonstrated that (1) the nominal proponent "became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to Mr. Chevedden's inquiry on the internet for TRW stockholders willing to sponsor a shareholder resolution;" (2) the nominal proponent "indicated that Mr. Chevedden drafted the proposal;" and (3) the nominal proponent "indicated that he is acting to support Mr. Chevedden and the efforts of Mr. Chevedden." The Staff concurred with exclusion under Rule 14a-8(b), stating that Mr. Chevedden was "not eligible to submit a proposal" to the company. Similarly, in *PG&E Corp.* (avail. Mar. 1, 2002), the Staff concurred with the exclusion of a shareholder proposal submitted by Mr. Chevedden and co-sponsored by several nominal proponents, where Mr. Chevedden did not personally satisfy the stock ownership requirements. In that case, the nominal proponents stated that they did not know each other, one proponent indicated that Mr. Chevedden submitted the proposal without contacting him and the other said that Mr. Chevedden was "handling the matter." In addition, the font of the proposals and the fax number from which the proposals were submitted was the same as other proposals submitted by Mr. Chevedden for consideration at the same shareholders' meeting. The Staff concurred with exclusion under Rule 14a-8(b), stating that Mr. Chevedden was "not eligible to submit a proposal" to the company.

Many of the facts the Staff examined in *TRW* and *PG&E* regarding Mr. Chevedden's control over the nominal proponents are similar to the facts examined where the Staff responded to requests to exclude shareholder proposals under Rule 14a-8(c) (the one proposal limit) and concluded that the facts and circumstances showed that nominal proponents were "acting on behalf of, under the control of, or as the alter ego of" the shareholder proponent. *BankAmerica Corp.* (avail. Feb. 8, 1996). *See also Weyerhaeuser Co.* (avail. Dec. 20, 1995); *First Union Real Estate (Winthrop)* (avail Dec. 20, 1995); *Stone & Webster Inc.* (avail. Mar. 3, 1995); *Banc One Corp.* (avail. Feb. 2, 1993). In this regard, the Staff (echoing the Commission's statement) has on several occasions noted, "the one proposal limitation applies in those instances where a person (or entity) attempts to avoid the one proposal limitation through maneuvers, such as having persons they control submit a proposal." *See American Power Conversion Corp.* (avail. Mar. 27, 1996); *Consolidated Freightways, Inc. (Recon.)* (avail. Feb. 23, 1994). Thus, in *First Union Real Estate (Winthrop)*, the Staff concurred with the exclusion of three proposals, stating that "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [the trustee]."

Moreover, the Staff on numerous instances has concurred that the one proposal limitation under Rule 14a-8(c) applies when multiple proposals were submitted under the name of nominal proponents serving as the alter ego or under the control of a single proponent and the actual proponent explicitly conceded that it controlled the nominal proponents' proposals.[5] Likewise, the Staff repeatedly has permitted the exclusion of shareholder proposals in cases where a shareholder who is unfamiliar with Rule 14a-8's one proposal limit has submitted multiple proposals and, upon being informed of the one proposal rule, has had family members, friends or other associates submit the same or similar proposals.[6]

However, even in the absence of an explicit acknowledgment that shareholders are serving as nominal proponents, Staff precedent indicates that a company may use circumstantial evidence to satisfy its burden of demonstrating that nominal proponents are the alter ego of a single proponent. For example:

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[5] *See Banc One Corp.* (avail. Feb. 2, 1993) (proposals submitted by proponent and two nominal proponents but the proponent stated in a letter to the company that he had recruited and "arranged for other qualified shareholders to serve as proponents of three shareholder proposals which we intend to lay before the 1993 Annual Meeting."); *Occidental Petroleum* (avail. Mar. 22, 1983) (permitting exclusion under the predecessor to Rule 14a-8(c) where the proponent admitted to the company's counsel that he had written all of the proposals and solicited nominal proponents).

[6] *See, e.g., General Electric Co.* (avail. Jan. 10, 2008) (concurring with the omission of two proposals initially submitted by one proponent and, following notice of the one proposal rule, resubmitted by the proponent's two daughters, where (on behalf of the two shareholders) the initial proponent handled all of the correspondence with the company and the Staff regarding the proposals and the initial and resubmitted proposals and supporting statements were identical in substance and format); *Staten Island Bancorp, Inc.* (avail. Feb. 27, 2002) (concurring in the exclusion under Rule 14a-8(c) of five shareholder proposals, all of which were initially submitted by one proponent, and when notified of the one proposal rule, the proponent, a daughter, close friends and neighbors resubmitted similar and in some cases identical proposals).

- In *Albertson's* (avail. Mar. 11, 1994), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of two of three shareholder proposals submitted by three individuals associated with the Albertson's Shareholder's Committee ("ASC"). All three proponents had previously represented themselves to Albertson's as ASC co-chairs and were active in a labor union representing Albertson's employees. The labor union had publicly declared its intention to use the shareholder proposal process as a pressure point in labor negotiations. Moreover, the three proposals included identical cover letters and two contained similar supporting statements. The Staff concurred with the exclusion of the two proposals in which the proponents identified themselves as affiliated with ASC; the third proposal contained no such reference and was not excludable.

- In *BankAmerica* (avail. Feb. 8, 1996), the Staff concurred with exclusion of multiple proposals under the predecessor to Rule 14a-8(c) after finding that the individuals who submitted the shareholder proposals were acting on behalf of, under the control of, or as the alter ego of Aviad Visoly. Specifically, Mr. Visoly was the president of a corporation that submitted one proposal and the custodian of shares held by another. Moreover, a group of which Mr. Visoly was president endorsed the proposals, the proposals were formatted in a similar manner, and the proponents acted together in connection with a proposal submitted the prior year.

- In *TPI Enterprises, Inc.* (avail. July 15, 1987) the Staff concurred with the exclusion of multiple shareholder proposals under the predecessor to Rule 14a-8(c) where (1) a law firm delivered all of the proposals on the same day, (2) the individual coordinating the proposals communicated directly with the company regarding the proposals, (3) the content of the documents accompanying the proposals were identical, including the same typographical error in two proposals, (4) the subject matter of the proposals were similar to subjects at issue in a lawsuit previously brought by the coordinating shareholder, and (5) the coordinating shareholder and the nominal proponents were linked through business and family relationships.

- In *Peregrine Pharmaceuticals Inc.* (avail. July 28, 2006), the Staff concurred that the company could exclude two proposals received from a father and son, where the father served as custodian of the son's shares and the multiple proposals were all dated the same, emailed on the same date, contained identical addresses, were formatted the same, and were accompanied by identical transmittal letters.

- In *Occidental Petroleum* (avail. Mar. 22, 1983), the Staff concurred with exclusion under the predecessor to Rule 14a-8(c) of six proposals that had been presented at the prior year's annual meeting where, following the annual meeting, the proponent admitted to the company's assistant general counsel that he had written all of the proposals and solicited nominal proponents.

- In *First Union Real Estate (Winthrop)* (avail. Dec. 20, 1995), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of three proposals submitted by one individual on behalf of a group of trusts where the trustee, after being informed of the one proposal rule, resubmitted the proposals, allocating one to each trust, but the trustee signed each cover letter submitting the proposals in his capacity as fiduciary. The Staff concurred that under the facts, "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [the trustee]."

The Staff's application of the "control" standard also is well founded in principles of agency. As set forth in the Restatement of Agency:

> The relation of agency is created as the result of conduct by two parties manifesting that one of them is willing for the other to act for him subject to his control, and that the other consents so to act. The principal must in some manner indicate that the agent is to act for him, and the agent must act or agree to act on the principal's behalf and subject to his control. Agency is a legal concept which depends upon the existence of required factual elements: the manifestation by the principal that the agent shall act for him, the agent's acceptance of the undertaking and the understanding of the parties that the principal is to be in control of the undertaking. Restatement (Second) of Agency § 1 (1958).

In sum, the Staff (consistent with other legal standards) has concurred that the "nominal proponent" and "alter ego" standards are satisfied where the facts and circumstances indicate that a single proponent is effectively the driving force behind the relevant shareholder proposal(s) or that the proponents are acting as a group. As discussed below, the Nominal Proponents have granted to Mr. Chevedden complete control over the shareholder proposal process, and the Nominal Proponents' conduct indicate that they act as Mr. Chevedden's agents by agreeing to let their shares serve as the basis for Mr. Chevedden to submit the Proposal and the Prior Proposals. Likewise, Mr. Chevedden so dominates all aspects of the Nominal Proponent's submission of the Proposal that the Staff should concur that Mr. Chevedden, and not the Nominal Proponent, is the Proponent of the Proposal.

C. The Facts and Circumstances Indicate that Mr. Chevedden, not the Nominal Proponents, Is the Proponent of the Proposal

The facts and circumstances surrounding the Proposal, the Prior Proposals, the Nominal Proponents and Mr. Chevedden demonstrate that Mr. Chevedden employs the same tactics to attempt to evade Rule 14a-8's requirements that have been present in other precedent where proposals have been excluded under Rule 14a-8(b) and Rule 14a-8(c). In fact, numerous facts indicate that Mr. Chevedden performed (and continues to perform) all or substantially all of the work submitting and supporting the Proposal, and thus so dominates and controls the process that it is clear the Nominal Proponents serve as his alter egos.

- Some of the strongest indications of Mr. Chevedden's status as the Proponent arise from his role in the submission of the Proposal and the Prior Proposals. Each of the Proposal and the Prior Proposals was in fact "submitted" by Mr. Chevedden: the Proposal was submitted from the Proponent's e-mail address, as set forth in the text of the cover letter, and each of the Prior Proposals was faxed from the same telephone number, which corresponds to Mr. Chevedden's contact number provided in the text of each cover letter. The Company's proxy statement states that shareholder proposals are to be sent to the Secretary of the Company, and the Nominal Proponents have not communicated with the Secretary at all with regard to the Proposal or the Prior Proposals other than through Mr. Chevedden.[7]

- Significantly, each of the cover letters is generic and refers only to "this Rule 14a-8 proposal." Thus, there is no evidence that the Nominal Proponents are even aware of the subject matter of the Proposal or the Prior Proposals that Mr. Chevedden has submitted under their names!

- But for the dates and the Nominal Proponents' names and addresses, each of the cover letters signed by the Nominal Proponents is virtually identical.[8] Each of the cover letters to the Company states, "This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company," but, as noted above, does not identify the subject matter of the proposal. Each letter also states, "This is the proxy for John Chevedden and/or his designee to act on my behalf [regarding] this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." Those cover letters add, "[p]lease direct all future communications to John Chevedden," or to "Mr. Chevedden," and they provide Mr. Chevedden's phone number and/or e-mail address.

- The Proposal and the Prior Proposals abound with other similarities: each bears the same proposal number followed by the proposal ("3 – [Title of Proposal]") with each in the same format (centered and bolded) and conclude with the proposal name

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[7] This process contrasts with and is clearly distinguishable from the more typical situation (frequently seen with labor unions and religious organizations that are shareholders) where a proponent directly submits a proposal to the company on its own letterhead and arranges for providing proof of ownership, but appoints another person to act on its behalf in coordinating any discussions with respect to the subject matter of the proposal.

[8] The only other difference is that, in two Prior Proposals, the contact information for Mr. Chevedden does not include an email address and, in the Proposal, consists only of his facsimile number and e-mail address and not also his street address.

followed by the phrase "Yes on 3" followed by an underscore, all in the exact same format (centered and bolded). Significantly, the Proposal and each of the Prior Proposals includes a substantially similar "Notes" section, which furnishes instructions for publication of the proposal, quotes SLB 14B, and cites the Sun Microsystems, Inc., no-action letter dated July 21, 2005, though the Prior Proposal for the 2005 Annual Meeting of Shareholders references only SLB 14B. *See* Exhibit F.

- The supporting statements of the Proposal and the Prior Proposals use similar language and citations. For example, the Proposal and each of the Prior Proposals (other than for the 2008 Annual Meeting of Shareholders) discuss governance issues at the Company with reference to The Corporate Library and a bulleted list.

- Following his submission of the Proposal and the Prior Proposals, Mr. Chevedden has handled all aspects of navigating the Proposal and the Prior Proposals through the shareholder proposal process. Each of the cover letters indicated that Mr. Chevedden controls all aspects of the process, and each of the Nominal Proponents expressly appoints Mr. Chevedden as the Nominal Proponents' "designee to act on my behalf" with regards to the proposal and directs that "all future communication" be directed to Mr. Chevedden. Further demonstrating his control over the process, Mr. Chevedden typically handles all aspects of responding to requests for proof of the Nominal Proponents' stock ownership, submitting the requested documentation to the Company, and then following up with the Company to inquire whether the documentation was sufficient.

The foregoing facts are similar to many of the facts that existed in the precedent cited above. As with *TPI Enterprises*, the same person has delivered the Proposal and the Prior Proposals to the Company, and that individual has been the only person to communicate directly with the Company regarding the Proposal and the Prior Proposals, the content of the documents accompanying the Proposal and the Prior Proposals are identical, and (as discussed below) the subject matter of the Proposal is similar to a subject that the Proponent is advocating at other companies through the same and other nominal proponents. As with *Peregrine Pharmaceuticals* and *General Electric*, Mr. Chevedden is handling all correspondence and all work in connection with submitting the Proposal and the Prior Proposals.

While we acknowledge that the facts recited above are not identical to those facts in any existing precedent, given that Mr. Chevedden is familiar enough with Rule 14a-8 to comply with its requirements, other facts that are present here go beyond those cited in existing precedent in demonstrating the extent to which Mr. Chevedden controls the Proposal and the Prior Proposals and thus demonstrates that he is the true proponent of the Proposal. For example:

- Mr. Chevedden, not the Nominal Proponents, traditionally handles all of the correspondence with the Staff regarding proposals submitted by Nominal Proponents to the Company. Between 2005 and 2008, Mr. Chevedden wrote or emailed the Staff and/or the Company at least 11 times concerning proposals submitted to the Company. On at least one occasion, he failed to copy the Nominal Proponent, further evidence that he, not the Nominal Proponent, controls the proposal process. *See Johnson & Johnson.* (avail. Jan. 31, 2007) (as proxy for William Steiner).

- Mr. Chevedden appears to treat the Nominal Proponents as interchangeable. For example, for the 2008 Annual Meeting, Mr. Chevedden submitted a version of the Proposal to the Company under the name of Mr. Filiberto, for The Great Neck Capital Appreciation LTD Partnership as nominal proponent. For the 2005 and 2006 Annual Meetings Mr. Chevedden submitted versions of a majority vote proposal under the names of Mr. Olson as nominal proponent for the 2005 Annual Meeting and Mr. Steiner as nominal proponent for the 2006 Annual Meeting.

- Additionally, identical or substantially similar versions of the Proposal have been or are being submitted to other companies by other nominal proponents, in each case with Mr. Chevedden being the common denominator among the proposals. For example, the Company received a version of the Proposal during the 2008 proxy season, with Mr. Filiberto serving as the nominal proponent. In 2007 and 2008, at least 57 proposals that were identical or substantially similar in language and format to the Proposal that was submitted to the Company this year were submitted by Mr. Chevedden and nominal proponents for whom he typically serves as proxy to at least 50 other companies. In addition Mr. Chevedden and nominal proponents have submitted Special Meeting Proposals to at least 28 other companies this year.

- Mr. Chevedden commonly takes credit for proposals submitted by his nominal proponents. For example, in early 2006, Mr. Chevedden "said he chose forest-products producer Weyerhaeuser [to receive a shareholder proposal on supermajority voting] because of its failure to act on years of majority votes to declassify its board."[9] According to data from RiskMetrics Group, in 2006, Weyerhaeuser did not receive a shareholder proposal from Mr. Chevedden but did receive a proposal on supermajority voting from Nick Rossi who appointed Mr. Chevedden as his proxy. Substantially similar shareholder proposals were submitted to other companies that same year by Mr. Chevedden (five proposals) and numerous other individuals who typically appoint Mr. Chevedden as their proxy (Ray Chevedden, three proposals; members of the Rossi family, 14 proposals; and William Steiner, five proposals).

---

[9] Subodh Mishra, *2006 U.S. proxy season preview,* GOVERNANCE WEEKLY, February 17, 2006.

- Mr. Chevedden is widely recognized in the press as being the principal behind the multiple proposals he submits through nominal proponents. *See* Julie Johnsson, *Discontent in air on execs' pay at Boeing,* CHICAGO TRIBUNE, May 1, 2007, at 4 ("'Obviously, we have very high CEO pay here,' said John Chevedden, a shareholder activist who introduced the two pay measures. He vowed to press the measures again next year.") (*emphasis added*); Craig D. Rose, *Sempra reformers get their point across,* SAN DIEGO UNION TRIBUNE, May 5, 2004, at C1 ("The measures were presented by John Chevedden, a long-time corporate governance activist from *** FISMA & OMB Memorandum M-07-16") (*emphasis added*); Richard Gibson, *Maytag CEO puts himself on line in proxy issues battle,* THE ASSOCIATED PRESS STATE & LOCAL WIRE, April 4, 2002, at C2 ("Last year, three measures the company opposed won approval from a majority of holders in proxy voting . . . . The dissident proposals were submitted by a shareholder identified as John Chevedden, the owner of 207 shares of Maytag.") (*emphasis added*).

While the Nominal Proponents has not acknowledged expressly that he serves as Mr. Chevedden's alter ego in the shareholder proposal process, Mr. Chevedden's complete control of the process reduces the possibility of such an acknowledgment. We nevertheless believe that the facts and circumstances described above clearly indicate that the Nominal Proponent is an alter ego for Mr. Chevedden, and that Mr. Chevedden is the controlling force behind the Proposal and thus is the Proponent.

D. For these Reasons, the Staff Should Determine that Mr. Chevedden Is the Proponent of the Proposal and Concur with Its Exclusion Pursuant to Rule 14a-8(b)

The facts and circumstances surrounding the Proposal, the Prior Proposals, the Nominal Proponents and Mr. Chevedden make clear that Mr. Chevedden is attempting to circumvent and the ownership requirements in Rule 14a-8(b). Specifically, Mr. Chevedden's performance of substantially all of the work submitting and supporting the Proposal and the Prior Proposals, the language and formatting similarities among the Proposal and the Prior Proposals, and the fungible nature of Shareholder proposals for which he is appointed proxy are compelling evidence Mr. Chevedden is in control of the shareholder proposal process and the Nominal Proponent is "the alter ego of" Mr. Chevedden.

The need to examine specific facts and circumstances in applying the alter ego and control test under Rule 14a-8(b) is especially important, as applying a narrow interpretation that effectively limits the application of the rules to only a few scenarios would provide shareholders interested in evading Rule 14a-8's limitations with a roadmap on how to do so and would not further the Commission's intent to address abusive situations.[10] Although some of the circumstances that were present in precedent cited above are not present here, the cumulative evidence of the Proponent's activities with respect to the Proposal and with respect to proposals submitted to the Company, and to many other companies in the past, present a compelling case for application of Rule 14a-8(b). Thus, based on the language set forth by the Commission in Exchange Act Release No. 12999, specifically that "such tactics" and "maneuvers" could result in the granting of no-action relief concerning the omission of the proposals at issue, and on the no-action letter precedent cited above, and in order to prevent the Commission's rules from being circumvented or rendered a nullity, we believe that the Proposal is excludable in reliance on Rule 14a-8(b).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Steven M. Rosenberg, the Company's Corporate Secretary, at (732) 524-2452.

Sincerely,

Elizabeth A. Ising

EAI/cal
Enclosures

cc: Steven M. Rosenberg, Corporate Secretary, Johnson & Johnson
John Chevedden
William Steiner

100571802_6.DOC

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[10] Thus, the operation of Rule 14a-8(b) and Rule 14a-8(c) does not chill the ability of shareholders generally to seek assistance with the shareholder proposal process, appoint representatives to engage in discussions with companies regarding their proposals and co-sponsor proposals with other shareholders, as each of these situations are clearly distinguishable from the facts present here.

EXHIBIT A

William Steiner

FISMA & OMB MEMORANDUM M-07-16

Mr. William C. Weldon
Chairman of the Board
Johnson & Johnson (JNJ)
1 Johnson & Johnson Plaza
New Brunswick, NJ 08933

Rule 14a-8 Proposal

Dear Mr. Weldon,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden OMB MEMORANDUM M-07-16***
FISMA & OMB MEMORANDUM M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner (signature) 10/16/08
William Steiner Date

cc: Steven M. Rosenberg <srosenb@corus.jnj.com>
Corporate Secretary
T: 732 524-0400
F: 732-524-2185
Douglas K. Chia <dchia@corus.jnj.com>
Senior Counsel & Assistant Corporate Secretary

[JNJ: Rule 14a-8 Proposal, October 16, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings to consider any topic that the board or management could call for such a special meeting (to the fullest extent permitted by state law). This includes that there are no exclusion or exception conditions, to the fullest extent permitted by state law, applying only to shareowners.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Merck (MRK) shareholders voted 57% in favor of a proposal for 10% of shareholders to have the right to call a special meeting. Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

• The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:

"D" overall.

"High Governance Risk Assessment."

"Very High Concern" in CEO pay – $31 million. CEO William Weldon also held $82 million in NQDC and pension benefits.

The members of our executive pay committee received the most withheld votes in 2008 – from 21% to 27% withheld:

Michael Johns
Arnold Langbo
William Perez
Charles Prince

• Arnold Langbo, chairman of our executive pay committee, had 17-years director tenure – Independence concern.

• We had no Independent Board Chairman – Independent oversight concern.

• No Cumulative voting.

• Our directors still had a $25,000 annual gift program – Conflict of interest concern.

• Seven directors each served on a second board rated "D" by the Corporate Library:

William Weldon	JPMorgan (JPM)
Mary Sue Coleman	Meredith Corporation (MDP)
Arnold Langbo	Hershey (HSY)
Leo Mullin	ACE Limited (ACE)
William Perez	Wm. Wrigley Jr. Company (WWY)

Charles Prince Xerox (XRX)
David Satcher MetLife (MET)

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
William Steiner, ***FISMA & OMB MEMORANDUM M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT B

From: Rosenberg, Steven M. [JJCUS] [SRosenb@its.jnj.com]
Sent: Wednesday, October 22, 2008 3:57 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Cc: Chia, Douglas [JJCUS]
Subject: FW: Shareholder Proposal Response - Steiner/Chevedden
Attachments: image001.wmz; header.htm; image003.png; Rule 14a_8.pdf

October 22, 2008

VIA E-MAIL ***FISMA & OMB MEMORANDUM M-07-16***

Mr. John Chevedden
FISMA & OMB MEMORANDUM M-07-16

Dear Mr. Chevedden:

This letter acknowledges receipt of the shareholder proposal submitted by Mr. William Steiner under Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Act"). Mr. Steiner has requested that all future communication regarding the proposal be addressed to you and communicated via e-mail.

Please be advised that you must comply with all aspects of the Rule with respect to Shareholder Proposals. As you indicated in your letter to us, please furnish to us, within 14 days of your receipt of this letter, proof that Mr. Steiner has continuously held at least $2,000 in market value, or 1%, of Johnson & Johnson securities entitled to be voted on the proposal at the 2009 Annual Meeting for at least one year by the date you submitted the proposal, as required by paragraph (b)(1) of the Rule. Also, please confirm to us in a written statement within 14 days of your receipt of this letter that Mr. Steiner intends to hold the securities through April 23, 2009, the date of the Annual Meeting, as required by paragraph (b)(2) of the Rule. This will enable the proposal to be validly submitted for inclusion in our proxy materials.

For you convenience, a "PDF" copy of Rule 14a-8 of the Act is attached to this e-mail.

Please confirm your receipt of this e-mail by a reply message to me at srosenb@its.jnj.com.

In the interim, you should feel free to contact either my colleague, Douglas Chia, Assistant Corporate Secretary, at 732-524-3292 or me if you wish to discuss your proposal or have any questions or concerns that we can help to address.

Very truly yours,

/s/ Steven M. Rosenberg

Steven M. Rosenberg

cc: D. Chia, Esq.
W. Steiner

SMR:cms
Asm09\shprop\Steiner\Steiner_respltr1.doc

Attachment

§ 240.14a-8 **Shareholder proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) ***Question 1: What is a proposal?***

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) ***Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?***

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) ***Question 3: How many proposals may I submit?***

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) ***Question 4: How long can my proposal be?***

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) ***Question 5: What is the deadline for submitting a proposal?***

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) ***Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?***

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) ***Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?***

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) ***Question 8: Must I appear personally at the shareholders' meeting to present the proposal?***

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) ***Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?***

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to paragraph(i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to paragraph(i)(2)*: We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) ***Question 10: What procedures must the company follow if it intends to exclude my proposal?***

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) ***Question 11: May I submit my own statement to the Commission responding to the company's arguments?***

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) ***Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?***

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) ***Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?***

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

EXHIBIT C

From: ***FISMA & OMB MEMORANDUM M-07-16***

Sent: Wednesday, October 22, 2008 11:50 PM

To: Rosenberg, Steven M. [JJCUS]

Cc: Chia, Douglas [JJCUS]

Subject: Rule 14a-8 proposal (JNJ)

Mr. Rosenberg, Thank you for acknowledging the rule 14a-8 proposal. It was trial and error to finally access the message of your letter.
Sincerely,
John Chevedden

EXHIBIT D

RIKER
DANZIG
SCHERER
HYLAND
PERRETTI LLP

ATTORNEYS AT LAW

December 19, 2008

Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

Ladies and Gentlemen:

We have acted as special New Jersey counsel to Johnson & Johnson, a New Jersey corporation (the "Company"), in connection with its response to the following proposal (the "Proposal") to amend the Company by-laws (the "By-Laws"):

> "RESOLVED, Shareholders ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings to consider any topic that the board or management could call for such a special meeting (to the fullest extent permitted by state law). This includes that there are no exclusion or exception conditions, to the fullest extent permitted by state law, applying only to shareowners."

In connection therewith, you have requested whether the Proposal, if implemented, would cause the Company to violate New Jersey law. Specifically, you have requested our opinion as to whether: (a) under the New Jersey Business Corporation Act (the "BCA"), holders of ten percent (10%) or more of the Company's outstanding common shares have the right to call a special shareholder meeting absent the by-law provision described in the Proposal; and (b) New Jersey law prohibits restrictions on the ability of the Company's board of directors to call a special meeting of the Company's shareholders. We are delivering this opinion letter at your request and the request of Gibson, Dunn & Crutcher LLP, counsel to the Company.

In connection with rendering our opinions set forth below, we: (a) have reviewed the Company certificate of incorporation and the By-Laws; (b) have not reviewed any Company shareholder resolutions or any other books and records of the Company or any other documents or materials; and (c) have assumed that: (i) the Company is a duly organized and validly existing New Jersey corporation; and (ii) there exists no instrument, agreement or document of the Company or by which the Company or its shareholders are bound that prohibits, restrains or impairs the right of such shareholders pursuant to the BCA including, without limitation, Section 14A:5-3 of the BCA. Moreover, for purposes of rendering the opinions set forth herein, we have not conducted an independent factual investigation of our own, but have relied exclusively upon information and facts provided by Gibson, Dunn & Crutcher LLP, which we have assumed to be true, complete and accurate in all respects.

For the reasons set forth below, and subject to the assumptions and qualifications set forth herein, it is our opinion that: (a) the BCA grants holders of ten percent (10%) or more of the Company's outstanding common shares the right to call a special meeting of Company shareholders; and (b) New Jersey corporation law prohibits the Company from implementing restrictions, limitations or conditions on the ability of the Company's board of directors to call a special shareholder meeting.

(A) The BCA already grants holders of ten percent (10%) or more of the Company's outstanding common shares the right to call a Special Meeting of Company Shareholders.

Section 14A:5-3 of the BCA provides:

> "Special meetings of the shareholders may be called by the president or the board, or by such other officers, directors or shareholders as may be provided in the by-laws. Notwithstanding any such provision, upon the application of the holder or holders of not less than 10% of all the shares entitled to vote at a meeting, the Superior Court, in an action in which the court may proceed in a summary manner, for good cause shown, may order a special meeting of the shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in such order."

Thus, the holders of 10% or more of the Company's common shares have the ability to call a Special Meeting of Company Shareholders subject to their compliance with the foregoing requirements.

There is one case that references this statute, and it indicates that simple compliance with the requirements listed in the statute will be sufficient to obtain a court order for a special meeting of the shareholders of a New Jersey corporation. In Lanza v. New Global Communications, Inc., plaintiffs representing more than ten percent (10%) of the shares of the defendant New Jersey corporation, and relying on N.J.S.A. 14A:5-3, requested, among other relief, that the court compel a special meeting of the shareholders to elect new directors and officers. 2005 WL 2759215 at *5 (N.J. Super. Ch. Div. 2005). The Lanza court granted the plaintiffs the requested relief, concluding that "as they make up for more than 10% of the shares entitled to vote, they are entitled to judicial relief calling a special meeting." Id.

While the right to call a special meeting under Section 14A:5-3 is not unfettered, the intent of the requirement to obtain a court order was not to prevent or materially impair the ten percent (10%) shareholder from calling a special meeting of its shareholders. Rather, the New Jersey Corporation Law Revision Commission's Notes to Section 14A:5-3 of the BCA states:

> "The Commission has accepted the Model Act limitation of 10%, but has added the requirement that the shareholders must apply to the court for an order directing the meeting. The Commission believed that such a requirement would provide a desirable protection to the corporation against multiple calls for special meetings by minority shareholders."

Therefore, holders of ten percent (10%) or more of the Company outstanding common shares already have the right to call special shareholder meetings without the adoption of the Proposal.

(B) Restricting, limiting or conditioning the right of the Company's board of directors to call a Special Meeting of the Company Shareholders would be inconsistent with New Jersey law.

The Proposal requests that there be no exclusion or exception conditions applied "only to shareowners." Although it is not clear to whom else such exclusion or exception conditions would apply, because the first sentence refers to the ability of "the board or management" to call a special meeting, it is reasonable to conclude that the Proposal requests that such exclusion or exception conditions also be applied to "the board or management." For purposes of this opinion, we have interpreted the Proposal to require that the Company's board of directors hold at least ten percent (10%) of the Company's outstanding common shares to call a special Company shareholder meeting.

While there is no case that directly addresses the facts of the Proposal, it is a fundamental principle of New Jersey corporate law that: (i) the bylaws of a New Jersey corporation must conform with the BCA; and (ii) a New Jersey corporation must be managed in conformity with the provisions of the BCA. See, Penn-Texas Corporation v. Niles Bement-Pond Company, 34 N.J. Super 373, (N.J. Super. Ct. 1955) (holding that the statutory provision for the annual election of directors is a mandate that must be strictly obeyed and directors did not have power to amend the by-laws (even though the company's charter authorized the board to amend the by-laws without stockholder approval) to extend their own terms of office by postponing the date of the annual meeting of stockholders where the effect of such amendment would violate the then current New Jersey corporation act). The court in Penn-Texas specifically concluded that "a by-law or amendment to a by-law which is repugnant[1] to any part of our Corporation Act is illegal and void. No citation of authority is needed to support this basic principle."

In addition, under New Jersey corporate law, the certificate of incorporation cannot contain a provision inconsistent with the BCA. Section 14A:2-7(1)(f) provides that the "[t]he certificate of incorporation shall set forth any provision not inconsistent with this act or any other statute of the state, which the incorporators elect to set forth . . . creating, defining, limiting or regulating the powers of the corporation, its directors . . . including any provision which under this act is required or permitted to be set forth in the bylaws."

In accordance with the above, the Proposal must be consistent with the terms of the BCA and satisfy the standards set forth in Penn-Texas (with respect to any by-law amendment) and/or §14A:2-7(1)(f) of the BCA (with respect of an amendment to the certificate of incorporation).

Section 14A:5-3 of the BCA expressly provides that "[s]pecial meetings of the shareholders may be called by . . . the board. . ." It is clear that this section was intended to specifically authorize the board to call special meetings (See the official Comments of the Commissioners of the 1968 Corporation Law Revision Commission to Section 14A:5-3). Furthermore, §14A:5-3 of the BCA neither qualifies the board's power to call special meetings nor contemplates any means to limit or restrict such power. This statute does permit the Company's by-laws to grant additional persons the ability to call special meetings, but does not provide for the by-laws to limit or modify the board's power to call special meetings. No other provision of the BCA authorizes any restriction or limitation to the board's power to call a special shareholder meeting.

The clear language of the BCA provides the board with an unconditional, unrestricted and unqualified right and power to call a shareholder special meeting. Therefore, any limitation in a New Jersey corporation's certificate of incorporation or by-laws on a duly constituted board's ability to call a special meeting, such as requiring the board to own ten percent (10%) of the Company's outstanding common shares, is inconsistent with the unlimited power granted by Section 14A:5-3 of the BCA to call such a meeting and is thus, inconsistent with New Jersey law.

The foregoing opinions are limited to matters covered by the BCA and New Jersey common law interpreting said matters. We express no opinion as to the effect or applicability of any other laws, rules, or regulations of the State of New Jersey or of any other state or jurisdiction (domestic or foreign), including, without limitation, United

[1] Black's Law Dictionary (8th Edition 2004) defines "Repugnant" to mean "inconsistent or irreconcilable with; contrary or contradictory to".

States federal laws, rules or regulations. No opinions are or shall be implied beyond the matters expressly set forth herein.

The opinions expressed herein are rendered as of the date hereof and are based on our understandings and assumptions as to the present facts, and on the application of the BCA as the same exists on the date hereof. We assume no obligation to update or supplement this opinion letter after the date hereof with respect to any facts or circumstances that may hereafter come to our attention or to reflect any changes in the facts or law that may hereafter occur or take effect.

This opinion letter is rendered solely and exclusively for your benefit and may not be relied upon by any other person or entity, or be furnished or quoted to any person or entity, other than the Securities and Exchange Commission (the "SEC") and Gibson, Dunn & Crutcher LLP in connection with any correspondence with the SEC on the Company's behalf.

Very truly yours,

Riker, Danzig, Scherer, Hyland & Perretti LLP

Riker, Danzig, Scherer, Hyland & Perretti LLP

3912043

EXHIBIT E

Johnson & Johnson

BY-LAWS

EFFECTIVE
July 1, 1980
Amended
February 16, 1987
April 26, 1989
April 26, 1990
October 20, 1997
April 23, 1999
June 11, 2001
January 14, 2008

Article I
MEETINGS OF STOCKHOLDERS

Section 1. Annual Meeting

A meeting of the stockholders of the Corporation shall be held annually on such business day and at such time and at such place within or without the State of New Jersey as may be designated by the Board of Directors and stated in the notice of the meeting, for the purpose of electing directors and for the transaction of all other business that is properly brought before the meeting in accordance with these By-Laws.

Section 2. Special Meetings

(A) General.
A special meeting of the stockholders may be called at any time by the Chairman of the Board of Directors, by a Vice-Chairman of the Board of Directors, by the Chairman of the Executive Committee, by a Vice-Chairman of the Executive Committee, by the President, by a majority of the Board of Directors, or as otherwise provided by the New Jersey Business Corporation Act, as amended, and shall be held on such business day and at such time and at such place within or without the State of New Jersey as is stated in the notice of the meeting. Subject to subsection (B) of this Section 2, a special meeting of stockholders may be called, upon written request to the Secretary, by record holders of at least twenty-five percent (25%) of the outstanding shares of stock of the Corporation entitled to vote.

(B) Special Meetings Requested by Stockholders.
(1) The written request to the Secretary for a special meeting of stockholders by record holders of at least twenty-five percent of the outstanding shares of stock of the Corporation entitled to vote shall be signed by each stockholder, or duly authorized agent, requesting the special meeting and shall set forth: (i) the name and address of each stockholder, (ii) the number of shares of stock held of record and beneficially by each stockholder, (iii) the name in which all such shares of stock are registered on the stock transfer books of the Corporation, (iv) a brief description of the business desired to be brought before the meeting and the reasons therefor, (v) any personal or other material interest of any such stockholder in the business to be submitted and (vi) all other information relating to the proposed business which may be required to be disclosed under applicable law. In addition, a stockholder seeking to submit such business at an annual meeting shall promptly provide any other information reasonably requested by the Corporation. A stockholder may revoke the request for a special meeting at any time by written revocation delivered to the Secretary, and if, following such revocation, there are un-revoked requests from stockholders holding in the aggregate less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the Board of Directors, in its discretion, may cancel the special meeting.

(2) Except as provided in the next sentence, a special meeting requested by stockholders shall be held on such business day and at such time and at such place within or without the State of New Jersey as is stated in the notice of the meeting; *provided*, however, that the date of any such special meeting shall be not more than ninety (90) days after the request to call the special meeting is received by the Secretary. A special meeting requested by stockholders shall not be held if the Board of Directors has called or calls for an annual meeting of stockholders to be held within ninety (90) days after the Secretary receives the request for the special meeting and the Board of Directors determines in good faith that the business to be conducted at such annual meeting

includes (among any other business properly brought before the meeting) the business specified in the written request or business substantially similar thereto.

(3) Business transacted at a special meeting requested by stockholders shall be limited to the subject matter stated in the written request for such special meeting, *provided*, however, that such subject matter shall be a matter which is a proper subject matter for stockholder action at such meeting; and *further provided*, that nothing herein shall prohibit the Board of Directors from submitting additional matters to stockholders at any such special meeting.

(4) The chairman of a special meeting shall determine all matters relating to the conduct of the meeting, including, but not limited to, determining whether any item of business has been properly brought before the meeting in accordance with these By-Laws, and if the chairman should so determine and declare that any item of business has not been properly brought before an annual meeting, then such business shall not be transacted at such meeting.

Section 3. Adjournment of Meetings

Any meeting of the stockholders of the Corporation may be adjourned from time to time by the affirmative vote of the holders of a majority of the issued and outstanding stock entitled to vote at such meeting present in person or represented by proxy, for a period not exceeding one month at any one time and upon such notice, if any, as may be determined by the vote. At any adjourned meeting at which a quorum shall be present any business may be transacted which might have been transacted at the meeting as originally called.

Section 4. Notices of Meetings

(A) Notices.
At least ten (l0) but not more than sixty (60) days before the date designated for the holding of any meeting of the stockholders, except as otherwise provided herein for adjourned meetings, written or printed notice of the time, place and purpose or purposes of such meeting shall be served by mail, telegram, radiogram, telex, or cablegram upon each stockholder of record entitled to vote at such meeting.

(B) Service of Notice.
A notice of meeting shall be deemed duly served when deposited in the United States Mail with postage fully paid, or placed in the hands of an agent of a telegraph, radio, or cable or other transmitting company with all transmittal fees fully paid, and plainly addressed to the stockholder at his latest address appearing in the stock records of the Corporation.

Section 5. Quorum

At any meeting of the stockholders, the holders of a majority of the issued and outstanding stock entitled to vote at such meeting shall be present in person or represented by proxy in order to constitute a quorum.

Section 6. Voting

(A) Vote Necessary.
At any meeting of the stockholders, all questions, except as otherwise expressly provided by statute, the Certificate of Incorporation, or these By-Laws, shall be determined by vote of the holders of a majority of the issued and outstanding stock present in person or represented by proxy at such meeting and entitled to vote.

(B) Inspectors.

At any meeting of the stockholders, if the chairman of the meeting so directs or if before the voting begins, any stockholder present so requests, the polls shall be opened and closed, the proxies and ballots shall be received and taken in charge, and all questions with respect to the qualifications of voters, the validity of proxies, and the acceptance or rejection of votes, shall be decided by three (3) inspectors to be appointed by the chairman of the meeting.

(C) Eligibility to Vote.
Each stockholder shall have one vote for each share of stock entitled to vote as provided in the Certificate of Incorporation or otherwise by law and registered in his name in the stock records of the Corporation as of the record date.

(D) Methods of Voting.
At any meeting of the stockholders each stockholder shall be entitled to vote either in person or by proxy appointed either by instrument in writing subscribed by such stockholder, or by his duly authorized attorney or agent, or by cable, telegram or by any means of electronic communication which results in a writing from such stockholder or his duly authorized attorney or agent, and delivered to the Secretary or to the inspectors at or before the meeting.

(E) Record Date.
The Board of Directors may fix in advance, a date, not less than ten (10) but not more than sixty (60) days preceding the date of any meeting as the record date for determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, notwithstanding any transfer of any stock in the stock records of the Corporation after any such record date designated as aforesaid.

(F) List of Stockholders.
The Board of Directors shall cause the officer or agent, who has charge of the stock transfer books of the Corporation, to make a complete list of all the stockholders entitled to vote at a stockholders' meeting or any adjournment thereof, arranged in alphabetical order, together with the latest address of each stockholder appearing upon the stock records of the Corporation and the number of shares held by each.

The Board of Directors shall cause such list of stockholders to be produced (or available by means of a visual display) at the time and place of every meeting of stockholders and shall be open to examination by any stockholder listed therein for reasonable periods during the meeting.

Section 7. Transaction of Business at Annual Meeting

At any annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (A) specified in the notice of meeting given by or at the direction of the Board of Directors (including stockholder proposals included in the Corporation's proxy materials pursuant to applicable rules and regulations), (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (C) otherwise properly brought before the meeting by a stockholder. For business (including, but not limited to, any nominations for director) to be properly brought before an annual meeting by a stockholder: (i) the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and (ii) the subject matter thereof must be a matter which is a proper subject matter for stockholder action at such meeting. To be considered timely notice, a stockholder's notice must be received by the Secretary at the principal office of the

Corporation not less than 120 calendar days before the date of the Corporation's proxy statement released to stockholders in connection with the prior year's annual meeting. However, if no annual meeting was held in the prior year, or if the date of the applicable annual meeting has been changed by more than 30 days from the date contemplated at the time of the prior year's proxy statement, then a stockholder's notice, in order to be considered timely, must be received by the Secretary not later than 60 days before the date the Corporation commences mailing of its proxy materials in connection with the applicable annual meeting. A stockholder's notice to the Secretary to submit business to an annual meeting must set forth: (i) the name and address of the stockholder, (ii) the number of shares of stock held of record and beneficially by such stockholder, (iii) the name in which all such shares of stock are registered on the stock transfer books of the Corporation, (iv) a brief description of the business desired to be brought before the meeting and the reasons therefor, (v) any personal or other material interest of the stockholder in the business to be submitted and (vi) all other information relating to the proposed business which may be required to be disclosed under applicable law. In addition, a stockholder seeking to submit such business at an annual meeting shall promptly provide any other information reasonably requested by the Corporation. Notwithstanding the foregoing provisions of this Section 7, a stockholder who seeks to have any proposal included in the Corporation's proxy materials must provide notice as required by and otherwise comply with the applicable requirements of the rules and regulations under the Securities Exchange Act of 1934, as amended. The chairman of an annual meeting shall determine all matters relating to the conduct of the meeting, including, but not limited to, determining whether any item of business has been properly brought before the meeting in accordance with these By-Laws, and if the chairman should so determine and declare that any item of business has not been properly brought before an annual meeting, then such business shall not be transacted at such meeting.

Article II
BOARD OF DIRECTORS

Section I. Number of Members and Qualification

The number of directors of the Corporation shall be not less than nine (9) nor more than eighteen (18) as determined by the Board of Directors from time to time.

Section 2. Term of Office

Each director shall hold office for one (l) year and until his successor, if any, is duly elected and qualified, provided, however, that any director may be removed from office, with cause, at any time by a majority vote of the stockholders entitled to vote.

Section 3. Annual Meeting

At the place of holding the annual meeting of the stockholders, and immediately following the same, the Board of Directors, as constituted upon final adjournment of such annual meeting, shall convene without further notice for the purpose of electing officers and transacting all other business properly brought before it.

Section 4. Regular Meetings

Regular meetings of the Board of Directors shall be held at such places, either within or without the State of New Jersey, and on such business days and at such times as the Board may from time to time determine.

Section 5. Special Meetings

Special meetings of the Board of Directors may be held at any time and place whenever called by the Chairman of the Board of Directors, by a Vice-Chairman of the Board of Directors, by the Chairman of the Executive Committee, by a Vice-Chairman of the Executive Committee, by the President, by a Vice- President, by the Secretary, or by any three (3) or more directors.

Section 6. Notices of Meetings

(A) Notice Required.
If so determined by a majority of the Board of Directors, no advance notice need be given; in the absence of such determination then, at least two (2) days prior to the date designated for the holding of any regular or special meeting of the Board, notice of the time, and place, and purpose of such meeting shall be served in person, by mail or other notice in writing, or by telegram, telephone, radiogram, telex, or cablegram, upon each member of the Board.

(B) Waiver of Notice.
Notice of the time, place, and purpose of any meeting of the Board of Directors may be waived, before or after any meeting, by instrument in writing or by telegram, radiogram, telex, or cablegram.

Section 7. Quorum and Participation

(A) Quorum.
A majority of the Board of Directors shall constitute a quorum for all purposes and at all meetings.

(B) Participation.
Any or all directors may participate in a meeting of the Board of Directors by means of conference telephone or any means of communications by which all persons participating in the meeting are able to hear each other.

Section 8. Manner of Acting

The act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors.

Section 9. Action without a Meeting

Any action required or permitted to be taken pursuant to authorization voted at a meeting of the Board of Directors may be taken without a meeting if, prior to or subsequent to such action, all members of the Board of Directors consent thereto in writing and such written consents are filed with the minutes of the proceedings of the Board of Directors.

Article III
POWERS OF BOARD OF DIRECTORS

Section I. General Powers

The business, property, and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In the management and control of the property, business, and affairs of the Corporation, the Board is hereby vested with all powers possessed by the Corporation itself insofar as this delegation of authority is not inconsistent with or repugnant to the laws of the State of New Jersey, the Corporation's Certificate of Incorporation, or these By-Laws or any amendments of them. The Board shall have discretionary power to determine what constitutes net earnings, profits, and surplus, what amount shall be reserved for working capital and for any other purposes, and what amount shall be declared as dividends. Such determinations by the Board shall be final and conclusive.

Section 2. Specific Powers

(A) Power to Make and Amend By-Laws.
Subject to the limitations contained in Article XI hereof, the Board of Directors shall have power to make, alter, amend, and repeal any By-Law, including a By-Law designating the number of directors, provided that the Board shall not make, alter, amend, or repeal any By-Law designating the qualification or term of office of any member or members of the then existing Board.

(B) Power to Elect Officers.
The Board of Directors shall elect all officers of the Corporation.

(C) Power to Remove Officers.
Any officer or divisional officer, any agent of the Board of Directors, or any member of any committee or of any Management Board may be removed by the Board of Directors with or without cause, whenever in its sole judgment the interests of the Corporation will be served by such removal.

(D) Power to Fill Vacancies.
Vacancies in the Board of Directors, however created, shall be filled by appointment made by a majority of the remaining directors. The Board shall have power to fill any vacancy in any office.

(E) Power to Fix Record Date.
The Board of Directors may fix in advance a date as the record date for determining the Corporation's stockholders with regard to any corporate action or event and, in particular, for determining the stockholders entitled to receive payment of any dividend or allotment of any right. The record date may in no case be more than sixty (60) days prior to the corporate action or event to which it relates.

Section 3. Committees and Delegation of Powers

(A) Committees of the Board.

The Board of Directors may appoint, from among its members, from time to time one or more committees, each committee to have such name or names and to have such powers and duties as may be determined from time to time by the Board. All committees shall report to the Board. The Board shall have the power to fill vacancies in, to change the membership of, or to dissolve any committee. Each committee may hold meetings and make rules for the conduct of its business and appoint such sub-committees and assistants as it shall from time to time deem necessary. A majority of the members of a committee shall constitute a quorum for all purposes and at all meetings.

(B) Finance Committee.
The Finance Committee, if one shall be appointed, shall consist of two (2) or more of the directors of the Corporation and shall have and may exercise all of the powers of the Board insofar as may be permitted by law, the Corporation's Certificate of Incorporation or these By-Laws, or any amendments of them, in the management of the business, affairs and property of the Corporation during the intervals between the meetings of the Board. The Finance Committee, however, shall not have the power to make, alter or repeal any By-Law of the Corporation; elect or appoint any director, or remove any officer or director; change the membership of, or fill vacancies in, the Finance Committee; submit to stockholders any action that requires stockholders' approval; nor amend or repeal any resolution theretofore adopted by the Board which by its terms is amendable or repealable only by the Board.

(C) Emergency Management Committee.
If, as a result of a physical disaster, war, nuclear attack, or other emergency conditions, a quorum of the Board of Directors cannot be convened to act, an Emergency Management Committee, consisting of all readily available members of the Board of Directors, shall automatically be formed. In such case, two members shall constitute a quorum. If, as a result of such circumstances, a quorum of the Board of Directors cannot readily be convened to act, but a quorum of the Finance Committee can be so convened, the Finance Committee shall automatically become the Emergency Management Committee. All of the powers and duties vested in the Board of Directors, except the power to fill vacancies in the Board of Directors, shall vest automatically in the Emergency Management Committee. Other provisions of these By-Laws notwithstanding, the Emergency Management Committee (I) shall call a meeting of the Board of Directors as soon as circumstances permit for the purpose of filling vacancies on the Board of Directors and its committees and to take such other action as may be appropriate, and (2) if the Emergency Management Committee determines that less than a majority of the members of the Board of Directors are available for service, the Committee shall issue a call for a special meeting of stockholders to be held at the earliest date practicable for the election of directors.

(D) Delegation of Duties.
The Board of Directors may delegate from time to time to an officer or a committee of officers and/or directors any duties that are authorized or required to be executed during the intervals between meetings of the Board, and such officer or committee shall report to the Board when and as required by the Board. Each committee so established by the Board may hold meetings and make rules for the conduct of its business and appoint such sub-committees and assistants as it shall from time to time deem necessary. A majority of the members of such a committee shall constitute a quorum for all purposes and at all meetings.

(E) Executive Committee.
The Executive Committee, if one shall be appointed, shall be the management committee of the Corporation. Its members shall be elected by the Board of Directors and thereby become officers of the Corporation. The Executive Committee shall not be a committee of the Board. The Executive Committee shall be responsible for the operation of the business of the Corporation on a day-to-day basis and for establishing and executing operating

practices and policies of the Corporation. It shall also perform such other duties as the Board shall designate from time to time.

Section 4. Designation of Depositories

The Board of Directors shall designate or shall delegate to the Treasurer, or such other officer as it deems advisable, the responsibility to designate the trust company or trust companies, or the bank or banks, in which shall be deposited the moneys and securities of the Corporation.

Section 5. Power to Establish Divisions

The Board of Directors may establish administrative or operating divisions of the Corporation. Each such division may have a Management Board, the Chairman of which shall be appointed by the Chairman of the Board of Directors. The Chairman of the Management Board of a division shall appoint the other members of its Management Board and that Board may in turn appoint a President, one or more Vice-Presidents, a Treasurer and such other division officers as it may determine to be necessary or desirable. The Management Board and the officers of the division shall perform the same duties and, except for the power to designate depositories, shall have the same powers as to their division as pertain, respectively, to a board of directors and officers of a corporation. The powers granted in the preceding sentence include, without limitation, the power to execute and deliver on behalf of the Corporation contracts, conveyances and other instruments. Such power and any other power granted in this Section shall at all times be subject to the right of the Board of Directors to act or direct action in the premises.

Article IV
OFFICERS

Section l. Enumeration of Officers.

The officers of the Corporation shall be a Chairman of the Board of Directors, a Chairman of the Executive Committee, a President, a Treasurer, and a Secretary. The officers of the Corporation may include one or more Vice-Chairmen of the Board of Directors, one or more Vice-Chairmen of the Executive Committee, one or more Executive Committee members, one or more Vice-Presidents, one or more Assistant Treasurers, one or more Assistant Secretaries, and such other officers as from time to time shall be designated and elected by the Board of Directors.

Section 2. Election and Removal of Officers

All officers of the Corporation shall be elected at the first meeting of the Board of Directors after the annual election of directors, and shall hold office for one (l) year and until their respective successors, if any, shall have been duly elected and qualified, provided, however, that all officers, agents, and employees of the Corporation shall be subject to removal at any time, with or without cause, by the affirmative vote of a majority of the Board. At its discretion, the Board may leave unfilled, for such period as it may deem proper, any office except that of President, Treasurer, and Secretary. Failure to elect any such officer shall be considered an exercise of this discretionary power.

Section 3. Eligibility of Officers

The Chairman of the Board, the Vice-Chairmen of the Board and the President shall be chosen from the members of the Board of Directors. No other person need be a director or a stockholder in order to qualify for office. The same person may hold, at the same time, one or more offices.

Section 4. Duties of Officers

(A) Chairman of the Board of Directors.
The Chairman of the Board of Directors shall be the Chief Executive Officer of the Corporation and shall preside at all meetings of stockholders and directors. When presiding at such meetings of stockholders and directors, the Chairman of the Board shall establish and apply such rules of order as may be advisable in his discretion. Except where by law the signature of the President is required, the Chairman of the Board shall possess the same power as the President to sign all certificates, contracts and other instruments of the Corporation authorized by the Board of Directors. He shall have all powers and shall perform all duties commonly incident to and vested in the office of Chairman of the Board of a corporation. He shall also perform such other duties as the Board shall designate from time to time.

(B) Vice-Chairman of the Board of Directors.
A Vice-Chairman of the Board of Directors shall perform the duties and have the powers of the Chairman during the absence or disability of the Chairman, and shall also perform such other duties as the Board shall designate from time to time.

(C) Chairman of the Executive Committee.
The Chairman of the Executive Committee shall preside at all meetings of the Executive Committee. During the absence or disability of the Chairman of the Board and the Vice-Chairman of the Board, he shall perform the duties and have the powers of the Chairman of the Board, and shall also perform such other duties as the Board shall designate from time to time.

(D) Vice-Chairman of the Executive Committee.
A Vice-Chairman of the Executive Committee shall perform the duties and have the powers of the Chairman of the Executive Committee during the absence or disability of the Chairman of the Executive Committee, and shall also perform such other duties as the Board shall designate from time to time.

(E) Executive Committee Member.
In addition to the powers and duties incident to his membership on the Executive Committee, an Executive Committee Member, in his individual capacity, shall have all powers and shall perform all duties commonly incident to and vested in an executive officer of a corporation. He shall also perform such other duties as the Board shall designate from time to time.

(F) President.
The President shall have general charge and supervision of the operations of the Corporation itself, and shall have all powers and shall perform all duties commonly incident to and vested in the office of President of a corporation. He shall also perform such other duties as the Board shall designate from time to time.

(G) Vice-President.
A Vice-President shall perform such duties and have such powers as the Board of Directors, the Chairman of the Board, a Vice-Chairman of the Board, or the President shall designate from time to time.

(H) Treasurer.
The Treasurer shall have the care and custody of the funds of the Corporation, and shall have and exercise, under the supervision of the Board of Directors, all powers and duties

commonly incident to the office of Treasurer. He shall deposit all funds of the Corporation in such trust company or trust companies, or bank or banks, as the Board, the Treasurer, or any other officer to whom the Board shall have delegated the authority, shall designate from time to
time. He shall endorse for deposit or collection all checks, notes, and drafts payable to the Corporation or to its order, and make drafts on behalf of the Corporation. He shall keep accurate books of accounts of the Corporation's transactions, which books shall be the property of the Corporation, and, together with all its property in his possession, shall be subject at all times to the inspection and control of the Board. He shall have all powers and shall perform all duties commonly incident to and vested in the office of Treasurer of a corporation. He shall also have such other duties as the Board may designate from time to time.

(I) Assistant Treasurer.
An Assistant Treasurer shall perform the duties and have the powers of the Treasurer during the absence or disability of the Treasurer, and shall perform such other duties and have such other powers as the Board of Directors or Treasurer shall designate from time to time.

(J) Secretary.
The Secretary shall attend all meetings of the stockholders, and of the Board of Directors, and shall keep and preserve in books of the Corporation true minutes of the proceedings of all such meetings. He shall have the custody of all valuable papers and documents of the Corporation, and shall keep the Corporation's stock books, stock ledgers, and stock transfer books, and shall prepare, issue, record, transfer, and cancel certificates of stocks as required by the proper transactions of the Corporation and its stockholders unless these functions be performed by a duly appointed and authorized transfer agent or registrar other than this Corporation. He shall keep in his custody the seal of the Corporation, and shall have authority to affix same to all instruments where its use is required. He shall give all notices required by statute, by the Certificate of Incorporation, or by the By-Laws. He shall have all powers and shall perform all duties commonly incident to and vested in the office of Secretary of a corporation. He shall also perform such other duties as the Board shall designate from time to time.

(K) Assistant Secretary.
An Assistant Secretary shall perform the duties and have the powers of the Secretary during the absence or disability of the Secretary, and shall perform such other duties and have such other powers as the Board of Directors or Secretary shall designate from time to time.

Article V
INDEMNIFICATION OF DIRECTORS AND OFFICERS

To the full extent permitted by the laws of the State of New Jersey, as they exist on the date hereof or as they may hereafter be amended, the Corporation shall indemnify any person (an "Indemnitee") who was or is involved in any manner (including, without limitation, as a party or witness) in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative, arbitrative, legislative or investigative (including, without limitation, any action, suit or proceeding by or in the right of the Corporation to procure a judgement in its favor) (a "Proceeding"), or who is threatened with being so involved, by reason of the fact that he or she is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was at the request of the Corporation also serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan), against all expenses (including attorneys' fees), judgements, fines, penalties, excise taxes and amounts paid in settlement actually and reasonably incurred by the Indemnitee in connection with such

Proceeding, provided that, there shall be no indemnification hereunder with respect to any settlement or other nonadjudicated disposition of any threatened or pending Proceeding unless the Corporation has given its prior consent to such settlement or disposition. The right of indemnification created by this Article shall be a contract right enforceable by an Indemnitee against the Corporation, and it shall not be exclusive of any other rights to which an Indemnitee may otherwise be entitled. The provisions of this Article shall inure to the benefit of the heirs and legal representatives of an Indemnitee and shall be applicable to Proceedings commenced or continuing after the adoption of this Article, whether arising from acts or omissions occurring before or after such adoption. No amendment, alteration, change, addition or repeal of or to these By-Laws shall deprive any Indemnitee of any rights under this Article with respect to any act or omission of such Indemnitee occurring prior to such amendment, alteration, change, addition or repeal.

ARTICLE VI
STOCK

Section I. Stock Ownership

The shares of stock of the Corporation shall be either represented by certificates or uncertificated. Each holder of stock of the Corporation shall, upon request to the Corporation, be provided with a stock certificate signed by the President or a Vice-President, and also by the Treasurer or an Assistant Treasurer, or by the Secretary or an Assistant Secretary. Any or all signatures upon a certificate may be facsimiles. The certificates of shares shall be in such form as shall be prescribed by the Board of Directors.

Section 2. Loss of Stock Certificate

In the case of loss, mutilation, or destruction of an issued and outstanding certificate of stock, a duplicate certificate may be issued upon such terms as the Board of Directors may prescribe.

Section 3. Transfer of Shares of Stock

Shares of stock of the Corporation shall be transferred on the books of the Corporation only (1) upon presentation and surrender of the appropriate certificate by the registered holder of such shares in person or by his or her duly authorized attorney or by a person presenting proper evidence of succession, assignment or authority to transfer such shares and, in any of such cases, cancellation of a certificate or of certificates for an equivalent number of shares or (2) in the case of uncertificated shares upon receipt of proper transfer instructions from the registered holder of such shares or from a duly authorized attorney or upon presentation of proper evidence of succession, assignment or authority to transfér such shares.

Article VII
EXECUTION OF INSTRUMENTS

Section I. Checks and Drafts

All checks, drafts, and orders for payment of moneys shall be signed in the name of the Corporation or one of its divisions, and in its behalf, by such officers or agents as the Board of Directors shall designate from time to time.

Section 2. Contracts and Conveyances

Any contract, conveyance, or other instrument may be executed by the Chairman of the Board of Directors, a Vice-Chairman of the Board of Directors, any member of the Executive Committee, the President, or a Vice President in the name and on behalf of the Corporation and the Secretary or an Assistant Secretary may affix the Corporate Seal thereto.

Section 3. In General

The Board of Directors shall have power to designate officers and agents who shall have authority to execute any instrument in behalf of the Corporation.

Article VIII
VOTING UPON STOCK HELD BY THE CORPORATION

Unless otherwise ordered by the Board of Directors, the Chairman of the Board of Directors, a Vice-Chairman of the Board of Directors, the Chairman of the Executive Committee, a Vice-Chairman of the Executive Committee, any member of the Executive Committee, the President, any Vice-President, or the Treasurer shall have full power and authority in behalf of the Corporation to attend, to act at, and to vote at any meeting of stockholders of any corporation in which this Corporation may hold stock, and at any such meeting shall possess, and may exercise all rights and powers incident to the ownership of such stock which any owner thereof might possess and exercise if present. Such officers may also, in behalf of the Corporation, appoint attorneys and agents as the Corporation's proxy to exercise any of the foregoing powers. The Board, by resolution, from time to time, may confer like powers upon any other person or persons.

Article IX
SEAL OF THE CORPORATION

The seal of the Corporation shall consist of a flat-faced circular die bearing the words and figures "Johnson & Johnson, Seal l887".

Article X
FISCAL YEAR

The fiscal year of the Corporation shall end on the Sunday closest to the end of the calendar month of December and shall begin on the Monday following that Sunday.

Article XI
AMENDMENT OF BY-LAWS

These By-Laws may be amended, altered, changed, added to, or repealed at any annual meeting of the stockholders, or at any special meeting of the stock- holders, or by the Board of Directors at any regular or special meeting of the Board, if notice of the proposed amendment, alteration, change, addition, or repeal be contained in the notice of such meeting, provided, however, that action taken by the stockholders intended to supersede action taken by the Board in making, amending, altering, changing, adding to, or repealing any By-Laws, shall supersede prior action of the Board and shall deprive the Board of further jurisdiction in the premises to the extent indicated in the statement, if any, of the stockholders accompanying such action of the stockholders.

END